Exhibit 99.1

Global Partner for Success

HiSoft Issues Fourth Quarter 2010 Update

BEIJING, February 23, 2011 — HiSoft Technology International Limited, (“HiSoft” or the “Company”) (NASDAQ: HSFT), a leading China-based provider of outsourced information technology and research and development services headquartered in Dalian, China, today announced that it will provide a bad debt provision of $3.5 million, or approximately US$0.15 to US$0.16 per ADS, for the full year of 2010.  Accordingly, the Company adjusts its full year 2010 outlook for non-GAAP diluted earnings per ADS from the previously estimated range of US$0.82 to US$0.83 to an estimated range of US$0.67 to US$0.68.

HiSoft Chief Executive Officer Tiak Koon Loh stated, “We discovered a credit risk associated with a particular client that is experiencing cash flow issues. We noted this matter in the last two weeks, during an effort to assess and enhance our client relationship with this particular client. The information we gathered showed signs of going concern issues for this client.  In an effort to be pro-active and prudent, we will provide a full provision of the doubtful accounts for the receivable balance for this client as of December 31, 2010.  As there is significant doubt with respect to the collection of this balance, we believe it is appropriate for the provision provided. We believe that our accounts receivable collection process and practices remain among the best in the industry and our days sales outstanding (DSO) are expected to come in at an industry best of around 90 days in the fourth quarter of 2010. Our business growth and fundamentals for 2010 remained robust.”

Fourth Quarter 2010 Conference Call Details

HiSoft management will hold an earnings conference call at 7:00 a.m. Eastern Time on Tuesday, March 01, 2011 (8:00 p.m. Beijing/Hong Kong Time). Management will discuss results and highlights of the quarter and answer questions from investors.

The dial-in number for the conference call is as follows:

U.S. Toll Free:                               +1-800-860-2442

International Dial In: +1 412-858-4600

The conference call will be broadcast live over the Internet and can be accessed by clicking the following link: http://www.mzcan.com/cancast/us/index.php?id=usHSFT_19&version=e

Additionally, an archived webcast of this call will be available on the Investor Relations section of the HiSoft web site at http://www.hisoft.com

Non-GAAP Diluted Earnings Per ADS

HiSoft uses non-GAAP diluted earnings per ADS which excludes share-based compensation expense, amortization of acquired intangible assets and change in fair value of contingent consideration payable for business acquisition. Non-GAAP diluted earnings per ADS is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. HiSoft believes that non-GAAP diluted earnings per ADS provides meaningful supplemental information regarding its performance by excluding certain expenses and expenditures that may not be indicative of its operating performance. The Company believes that both management and investors benefit from referring to non-GAAP diluted earnings per ADS in assessing the Company’s performance and when planning and forecasting future periods. A limitation of using non-GAAP diluted earnings per ADS is that it excludes the share-based compensation charges, amortization of acquired intangible assets and change in fair value of contingent consideration payable for business acquisition that have been and will continue to be for the foreseeable future a significant recurring expense in the business. Management compensates for these limitations by providing specific information in our financial results regarding the GAAP amounts excluded from non-GAAP diluted earnings per ADS and other non-GAAP financial measures. The tables accompanying our financial results have more details on the reconciliations between GAAP financial measures that are comparable to non-GAAP financial measures.

About HiSoft Technology International Limited

HiSoft Technology International Limited (NASDAQ: HSFT) is a leading China-based provider of outsourced information technology and research and development services headquartered in Dalian, China. HiSoft provides its services to leading companies around the world through a combination of onshore and offshore delivery capabilities. HiSoft leverages its skilled technology specialists and client-centric delivery centers to offer customers reliable and high-quality technology solutions. For more information about HiSoft, please visit http://www.hisoft.com.

For investor and media inquiries please contact:

In China:

Mr. Ross Warner

HiSoft Technology International Limited

Tel: +86-10-5987-5827

Email: investor_relations@hisoft.com

Mr. Agustin Bautista

Ogilvy Financial, Beijing

Tel: +86-10-8520-6166

Email: hsft@ogilvy.com

In the U.S.:

Ms. Jessica Barist Cohen

Ogilvy Financial, New York

Tel: +1-646-460-9989

Email: hsft@ogilvy.com

www.hisoft.com  ~  +86.411.8455-6666